January 17, 2024	Registration Statement Nos. 333-270004 and 333-270004-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

$781,000

Auto Callable Buffered Return Enhanced Notes Linked to the Global X Copper Miners ETF due January 23, 2026

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek early exit prior to maturity at a premium if, on the Review Date, the closing price of one share of the Global X Copper Miners ETF, which we refer to as the Fund, is at or above the Call Value.
•	The date on which an automatic call may be initiated is January 24, 2025.
•	The notes are also designed for investors who seek an uncapped return of 1.50 times any appreciation of the Fund at maturity if the notes have not been automatically called.
•	Investors should be willing to forgo interest and dividend payments and be willing to lose up to 90.00% of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes priced on January 17, 2024 and are expected to settle on or about January 22, 2024.
•	CUSIP: 48134TXL3

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$17.50	$982.50
Total	$781,000	$13,667.50	$767,332.50

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $17.50 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $957.40 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-I dated April 13, 2023, underlying supplement no. 1-I dated April 13, 2023 and the prospectus and prospectus supplement, each dated April 13, 2023

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Fund: The Global X Copper Miners ETF (Bloomberg ticker: COPX)

Call Premium Amount: $177.50 per $1,000 principal amount note

Call Value: 100.00% of the Initial Value

Upside Leverage Factor: 1.50

Buffer Amount: 10.00%

Pricing Date: January 17, 2024

Original Issue Date (Settlement Date): On or about January 22, 2024

Review Date*: January 24, 2025

Call Settlement Date*: January 29, 2025

Observation Date*: January 20, 2026

Maturity Date*: January 23, 2026

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Automatic Call:

If the closing price of one share of the Fund on the Review Date is greater than or equal to the Call Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Call Premium Amount, payable on the Call Settlement Date. No further payments will be made on the notes.

If the notes are automatically called, you will not benefit from the Upside Leverage Factor that applies to the payment at maturity if the Final Value is greater than the Initial Value.  Because the Upside Leverage Factor does not apply to the payment upon an automatic call, the payment upon an automatic call may be significantly less than the payment at maturity for the same level of appreciation in the Fund.

Payment at Maturity:

If the notes have not been automatically called and the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return × Upside Leverage Factor)

If the notes have not been automatically called and the Final Value is equal to the Initial Value or is less than the Initial Value by up to the Buffer Amount, you will receive the principal amount of your notes at maturity.

If the notes have not been automatically called and the Final Value is less than the Initial Value by more than the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Fund Return + Buffer Amount)]

If the notes have not been automatically called and the Final Value is less than the Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

Fund Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing price of one share of the Fund on the Pricing Date, which was $34.86

Final Value: The closing price of one share of the Fund on the Observation Date

Share Adjustment Factor: The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund, and is set equal to 1.0 on the Pricing Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

PS-1 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the Global X Copper Miners ETF

Supplemental Terms of the Notes

Any values of the Fund, and any values derived therefrom, included in this pricing supplement may be corrected, in the event of manifest error or inconsistency, by amendment of this pricing supplement and the corresponding terms of the notes.  Notwithstanding anything to the contrary in the indenture governing the notes, that amendment will become effective without consent of the holders of the notes or any other party.

Hypothetical Payout Profile

Payment upon an Automatic Call

Payment at Maturity If the Notes Have Not Been Automatically Called

Call Premium Amount

The Call Premium Amount per $1,000 principal amount note if the notes are automatically called is $177.50.

PS-2 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the Global X Copper Miners ETF

Payment at Maturity If the Notes Have Not Been Automatically Called

The following table illustrates the hypothetical total return and payment at maturity on the notes linked to a hypothetical Fund if the notes have not been automatically called. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and payments set forth below assume the following:

•	the notes have not been automatically called;
•	an Initial Value of $100.00;
•	an Upside Leverage Factor of 1.50; and
•	a Buffer Amount of 10.00%.

The hypothetical Initial Value of $100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Value. The actual Initial Value is the closing price of one share of the Fund on the Pricing Date and is specified under “Key Terms — Initial Value” in this pricing supplement. For historical data regarding the actual closing prices of one share of the Fund, please see the historical information set forth under “The Fund” in this pricing supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Final Value	Fund Return	Total Return on the Notes	Payment at Maturity
$165.00	65.00%	97.50%	$1,975.00
$150.00	50.00%	75.00%	$1,750.00
$140.00	40.00%	60.00%	$1,600.00
$130.00	30.00%	45.00%	$1,450.00
$120.00	20.00%	30.00%	$1,300.00
$110.00	10.00%	15.00%	$1,150.00
$105.00	5.00%	7.50%	$1,075.00
$101.00	1.00%	1.50%	$1,015.00
$100.00	0.00%	0.00%	$1,000.00
$95.00	-5.00%	0.00%	$1,000.00
$90.00	-10.00%	0.00%	$1,000.00
$80.00	-20.00%	-10.00%	$900.00
$70.00	-30.00%	-20.00%	$800.00
$60.00	-40.00%	-30.00%	$700.00
$50.00	-50.00%	-40.00%	$600.00
$40.00	-60.00%	-50.00%	$500.00
$30.00	-70.00%	-60.00%	$400.00
$20.00	-80.00%	-70.00%	$300.00
$10.00	-90.00%	-80.00%	$200.00
$0.00	-100.00%	-90.00%	$100.00

PS-3 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the Global X Copper Miners ETF

How the Notes Work

Upside Scenario If Automatic Call:

If the closing price of one share of the Fund on the Review Date is greater than or equal to the Call Value, the notes will be automatically called and investors will receive on the Call Settlement Date the $1,000 principal amount plus the Call Premium Amount of $177.50.  No further payments will be made on the notes.

•	If the closing price of one share of the Fund increases 20.00% as of the Review Date, the notes will be automatically called and investors will receive a return equal to 17.75%, or $1,177.50 per $1,000 principal amount note.

Upside Scenario If No Automatic Call:

If the notes have not been automatically called and the Final Value is greater than the Initial Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Fund Return times the Upside Leverage Factor of 1.50.

•	If the notes have not been automatically called and the closing price of one share of the Fund increases 5.00%, investors will receive at maturity a return equal to 7.50%, or $1,075.00 per $1,000 principal amount note.

Par Scenario:

If the notes have not been automatically called and the Final Value is equal to the Initial Value or is less than the Initial Value by up to the Buffer Amount of 10.00%, investors will receive at maturity the principal amount of their notes.

Downside Scenario:

If the notes have not been automatically called and the Final Value is less than the Initial Value by more than the Buffer Amount of 10.00%, investors will lose 1% of the principal amount of their notes for every 1% that the Final Value is less than the Initial Value by more than the Buffer Amount.

•	For example, if the notes have not been automatically called and the closing price of one share of the Fund declines 60.00%, investors will lose 50.00% of their principal amount and receive only $500.00 per $1,000 principal amount note at maturity, calculated as follows:

$1,000 + [$1,000 × (-60.00% + 10.00%)] = $500.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the notes have not been automatically called and the Final Value is less than the Initial Value by more than 10.00%, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value by more than 10.00%. Accordingly, under these circumstances, you will lose up to 90.00% of your principal amount at maturity.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are

PS-4 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the Global X Copper Miners ETF

dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	IF THE NOTES ARE AUTOMATICALLY CALLED, THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE CALL PREMIUM AMOUNT PAID ON THE NOTES,

regardless of the appreciation of the Fund, which may be significant. In addition, if the notes are automatically called, you will not benefit from the Upside Leverage Factor that applies to the payment at maturity if the Final Value is greater than the Initial Value.  Because the Upside Leverage Factor does not apply to the payment upon an automatic call, the payment upon an automatic call may be significantly less than the payment at maturity for the same level of appreciation in the Fund.

•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT —

If your notes are automatically called, the term of the notes may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.

•	THE NOTES DO NOT PAY INTEREST.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE FUND OR THE SECURITIES HELD BY THE FUND OR HAVE ANY RIGHTS WITH RESPECT TO THE FUND OR THOSE SECURITIES.
•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an

PS-5 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the Global X Copper Miners ETF

internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Fund

•	THERE ARE RISKS ASSOCIATED WITH THE FUND —

The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.

•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE —

The Fund does not fully replicate its Underlying Index (as defined under “The Fund” below) and may hold securities different from those included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

PS-6 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the Global X Copper Miners ETF

•	RISKS ASSOCIATED WITH THE COPPER MINING INDUSTRY —

All or substantially all of the equity securities held by the Fund are issued by companies whose primary line of business is directly associated with the copper mining industry.  As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers.  Securities in the Fund’s portfolio may be significantly subject to the effects of competitive pressures in the copper mining industry and the price of copper.  The price of copper may be affected by changes in inflation rates, interest rates, monetary policy, economic conditions and political stability.  Commodity prices may fluctuate substantially over short periods of time; therefore, the Fund’s share price may be more volatile than other types of investments.  In addition, metals and mining companies may also be significantly affected by import controls, worldwide competition, liability for environmental damage, depletion of resources and mandated expenditures for safety and pollution control devices.  Metals and mining companies may have significant operations in areas at risk for social and political unrest, security concerns and environmental damage.  These companies may also be at risk for increased government regulation and intervention.  Furthermore, the exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate.  Few properties that are explored are ultimately developed into producing mines.  Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site.  In addition, mineral exploration companies typically operate at a loss and are dependent on securing equity and/or debt financing, which might be more difficult to secure for an exploration company than for a more established counterpart.  These factors could affect the copper mining industry and could affect the value of the equity securities held by the Fund and the price of the Fund during the term of the notes, which may adversely affect the value of your notes.

•	NON-U.S. SECURITIES RISK —

Some of the equity securities held by the Fund have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities.  Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

•	EMERGING MARKETS RISK —

Some of the equity securities held by the Fund have been issued by non-U.S. companies located in emerging markets countries.  Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —

Because the prices of the non-U.S. equity securities held by the Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. equity securities held by the Fund trade.  Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities held by the Fund denominated in each of those currencies.  If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the Fund will be adversely affected and any payment on the notes may be reduced.

•	RECENT EXECUTIVE ORDERS MAY ADVERSELY AFFECT THE PERFORMANCE OF THE FUND —

Pursuant to recent executive orders, U.S. persons are prohibited from engaging in transactions in, or possession of, publicly traded securities of certain companies that are determined to be linked to the People’s Republic of China military, intelligence and security apparatus, or securities that are derivative of, or are designed to provide investment exposure to, those securities.  If the issuer of any of the equity securities held by the Fund is in the future designated as such a prohibited company, the value of that company may be adversely affected, perhaps significantly, which would adversely affect the performance of the Fund.  In addition, under these circumstances, each of the sponsor of the Underlying Index for the Fund and the Fund is expected to remove the equity securities of that company from that Underlying Index and the Fund, respectively.  Any changes to the composition of the Fund in response to these executive orders could adversely affect the performance of the Fund.

PS-7 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the Global X Copper Miners ETF

•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED —

The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

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The Fund

The Fund is an exchange-traded fund of Global X Funds®, a registered investment company, that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Solactive Global Copper Miners Total Return Index, which we refer to as the Underlying Index with respect to the Fund. The Solactive Global Copper Miners Total Return Index is a modified market capitalization-weighted index that is designed to track the performance of international companies active in the exploration, mining and/or refining of copper. For additional information about the Fund, see Annex A in this pricing supplement.

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from January 4, 2019 through January 12, 2024. The closing price of one share of the Fund on January 17, 2024 was $34.86. We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits.

The historical closing prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Review Date or the Observation Date. There can be no assurance that the performance of the Fund will result in the return of any of your principal amount in excess of $100.00 per $1,000 principal amount note, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. Our special tax counsel has not expressed an opinion with respect to whether the

PS-9 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the Global X Copper Miners ETF

constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2025 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or

PS-10 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the Global X Copper Miners ETF

JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Fund” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2023, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2023.

PS-11 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the Global X Copper Miners ETF

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000121390023029539/ea152803_424b2.pdf
•	Underlying supplement no. 1-I dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000121390023029543/ea151873_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-12 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the Global X Copper Miners ETF

Annex A

The Global X Copper Miners ETF

All information contained in this pricing supplement regarding the Global X Copper Miners ETF (the “Copper Miners ETF”) has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by Global X Funds® (the “Global X Trust”) and Global X Management Company LLC (“Global X Management”). Global X Management is currently the investment adviser to the Copper Miners ETF. The Copper Miners ETF is an exchange-traded fund that trades on NYSE Arca, Inc. under the ticker symbol “COPX.”

The Copper Miners ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Solactive Global Copper Miners Total Return Index (the “Copper Miners Index”). The Copper Miners Index is a modified market capitalization weighted index that is designed to track the performance of international companies active in the exploration, mining and/or refining of copper. For more information about the Copper Miners Index, see “— The Solactive Global Copper Miners Total Return Index” below.

Global X Management uses a “passive” or indexing approach to try to achieve the Copper Miners ETF’s investment objective. The Copper Miners ETF generally will use a replication strategy. A replication strategy is an indexing strategy that involves investing in the securities of the Copper Miners Index in approximately the same proportions as in the Copper Miners Index. However, the Copper Miners ETF may utilize a representative sampling strategy with respect to the Copper Miners Index when a replication strategy might be detrimental or disadvantageous to shareholders of the Copper Miners ETF, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to replicate the Copper Miners Index, in instances in which a security in the Copper Miners Index becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Copper Miners ETF but not the Copper Miners Index.

Tracking error is the divergence of the Copper Miners ETF’s performance from that of the Copper Miners Index. Tracking error may occur because of differences between the securities and other instruments held in the Copper Miners ETF’s portfolio and those included in the Copper Miners Index, pricing differences (including differences between a security’s price at the local market close and the Copper Miners ETF’s valuation of a security at the time of calculation of the Copper Miners ETF’s net asset value), transaction costs incurred by the Copper Miners ETF, the Copper Miners ETF’s holding of uninvested cash, size of the Copper Miners ETF, differences in timing of the accrual of or the valuation of dividends or interest, tax gains or losses, changes to the Copper Miners Index or the costs to the Copper Miners ETF of complying with various new or existing regulatory requirements. This risk may be heightened during times of increased market volatility or other unusual market conditions. Tracking error also may result because the Copper Miners ETF incurs fees and expenses, while the Copper Miners Index does not. Exchange-traded funds that track indices with significant weight in emerging markets issuers may experience higher tracking error than other exchange-traded funds that do not track such indices.

The Global X Trust is a registered investment company that consists of numerous separate investment portfolios, including the Copper Miners ETF. Information provided to or filed with the SEC by the Global X Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to the SEC file numbers 333-151713 and 811-22209, respectively, through the SEC’s website at http://www.sec.gov.

The Solactive Global Copper Miners Total Return Index

All information contained in this pricing supplement regarding the Copper Miners Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Solactive AG (“Solactive”). The Copper Miners Index is calculated, maintained and published by Solactive. Solactive has no obligation to continue to publish, and may discontinue publication of, the Copper Miners Index.

The Copper Miners Index is reported by Bloomberg L.P. under the ticker symbol “SOLGLOCO.”

The Copper Miners Index is a modified market capitalization-weighted index that is designed to track the performance of international companies active in the exploration, mining and/or refining of copper. The Copper Miners Index has a base date of February 26, 2010 and a base value of 100.

PS-13 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the Global X Copper Miners ETF

Composition of the Copper Miners Index

Selection of Index Components

The composition of the Copper Miners Index is ordinarily adjusted twice a year on the last trading day in April and October (the “Adjustment Day”). On the tenth business day before an Adjustment Day (a “Selection Day”), Solactive provides the “Selection Pool” which, in respect of a Selection Day, consists of the companies that fulfill the following conditions:

Primary listing in one of the countries that are part of the Developed Markets and Emerging Markets (excluding China, India and Taiwan) as defined by the Solactive Country Classification;

Significant business operations in copper mining industry, meaning that significant revenues of the company are generated or expected to be generated in the future either from copper mining or closely related activities (i.e. exploration and refining of copper):

Free float market capitalization of

at least US$200 million for companies that are not currently included in the Copper Miners Index on the Selection Day; or

at least US$100 million for companies that are currently included in the Copper Miners Index on the Selection Day;

Average daily trading volume over all national exchanges within the listed country in the three months prior to the Selection Day (or, in the case of a company that has completed a significant initial public offering (“significant IPO”) less than three months prior to the Selection Day, i.e. an IPO with a company level total market capitalization greater than the company level total market capitalization of at least 50% of the current Index Components as of the previous Selection Day, the period from the security’s first trading day to the Selection Day) expressed in U.S. dollars (the “Relevant Trading Volume”) of:

at least US$500,000 for companies that are not currently included in the Copper Miners Index on the Selection Day; or

at least US$250,000 for companies that are currently included in the Copper Miners Index on the Selection Day;

Average monthly trading volume of at least 75,000 shares in each of the last six months or available history if shorter (the “Liquidity Criterion”); and

Initial public offerings with less than three calendar months of trading history as of the Selection Day must have been listed at least 10 calendar days prior to the Selection Day, if considered as significant IPO, and three calendar months prior to the Selection Day, in the case of other IPOs.

The Index Committee (as defined below) may decide to include companies in the Selection Pool that do not fulfill the Liquidity Criterion.

The companies in the Selection Pool are ranked according to their Relevant Trading Volume. The companies with the highest ranks are then chosen as “Index Components” and the new index composition is effective starting the immediately following Adjustment Day.

The minimum number of Index Components is 20 and the maximum number of Index Components is 40. The Index Committee may decide to increase the maximum number of Index Components on a Selection Day. In case the rank assigned to a company that is currently an Index Component on a Selection Day is not sufficient to be selected as an Index Component, it will only be removed from the Copper Miners Index if its rank exceeds the maximum number of Index Components by more than five ranks. In that case, the company with the lowest rank that would have been selected as an Index Component on a Selection Day but that is not currently an Index Component on that Selection Day will not be selected for inclusion in the Copper Miners Index.

Weighting of Index Components

On each Selection Day, each Index Component of the Copper Miners Index is weighted proportionally according to its free float market capitalization. The following caps and weight restrictions are then applied:

(1)	The percentage weight of a single Index Component is capped at 4.75%. The excess weight is allocated proportionally to all Index Components whose percentage weight is not capped.
(2)	The aggregate percentage weight of Index Components that do not fulfill the Liquidity Criterion is capped at 10%. The excess weight is allocated proportionally to all Index Components whose percentage weight is not capped.
(3)	The Index Committee may decide on the Selection Day that if the current Index Components and weightings are still compliant with applicable financial product regulations and if the Copper Miners Index still validly represents the copper market (in particular, no components need to be added or removed) that there will be no change to the Index Components and weightings on the upcoming Adjustment Day.
PS-14 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the Global X Copper Miners ETF

The new index composition of the Copper Miners Index and weightings are implemented after the close of trading on the Adjustment Day. The capping methodology may be amended by the Index Committee from time to time to ensure appropriate index representation and index compliance with financial product regulations.

Continuous Listing Standard Review

On each Monitoring Selection Day (as defined below), the Index Components will be reviewed for a breach of the following criteria (the “Continuous Listing Standards”):

The maximum weight of the top Index Component must not be larger than 25%.

If this criterion is breached, the stock is capped at 22% and the excess weight is redistributed to other non-capped stocks.

The maximum aggregate weight of the top 5 Index Components must not exceed 60%.

If this criterion is breached, the stocks will be proportionally capped at 55% and the excess weight is redistributed to other non-capped stocks.

The maximum weight of Index Components with a market liquidity below 250,000 shares traded (monthly average of the previous 6 months or available history if shorter) and US$25 million monthly average daily traded value (monthly average of the previous 6 months or available history if shorter) must not exceed 30%.

If this criterion is breached, the stocks with a market liquidity below 250,000 shares traded (monthly average of the previous 6 months or available history if shorter) and US$25 million monthly average daily traded value (monthly average of the previous 6 months or available history if shorter) will be proportionally capped at 25% and the excess weight is redistributed to other non-capped stocks.

The maximum weight of Index Components with a market capitalization below US$100 million must not account for more than 10%.

If this criterion is breached, stocks with market capitalization below US$100 million will be proportionally capped at 9% and the excess weight is redistributed to other non-capped stocks.

This reweighting process will be repeated until no Continuous Listing Standards are breached. In the event that the Continuous Listing Standards cannot be satisfied using the buffers described above, the weighting will be reviewed by the Index Committee. After the review, the decision will be announced publicly.

The “Monitoring Selection Day” is the business day that is ten business days before the Monitoring Adjustment Day, disregarding any potential changes to the Monitoring Adjustment Day. The “Monitoring Adjustment Day” is the last trading day in January, April, July and October.

Calculation of the Copper Miners Index

Index Type

The Copper Miners Index is calculated as a net total return index. A net total return index seeks to replicate the overall return from holding a portfolio consisting of the Index Components. In order to achieve this aim, a net total return index considers payments, such as dividends, after the deduction of any withholding tax or other amounts an investor holding the Index Components would typically be exposed to.

Index Formula

To calculate the level of the Copper Miners Index, the sum of the market capitalization of the Index Components is divided by the Divisor:

with

𝑆	=	total number of shares of the Index Component
𝑝	=	price of the Index Component
𝑓	=	Foreign Exchange Rate
𝑊𝐶𝐹	=	Weighting Cap Factor (as defined below)
PS-15 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the Global X Copper Miners ETF

𝐹𝐹𝐹	=	Free Float Factor (as defined below)
D	=	Divisor (as defined below)
𝑖 = 1, 2, … 𝑁	=	Count for Index Components
𝑡 = 1, 2, … 𝑁	=	Count for Index Calculation Days (every weekday from Monday to Friday)
𝑛	=	Number of Index Components

The Divisor is a mathematical factor defined at the inception of the Copper Miners Index. The Divisor divides the total value of an Index into a more comprehensible number. It is one of the key tools to ensure the accuracy and continuity of the Index over time. The Divisor is adjusted by certain corporate actions and index adjustments.

The Weighting Cap Factor with respect to an Index Component is a factor defining the relative weight of an Index Component to the market capitalization of the Copper Miners Index.

The Free Float Factor with regard to a share is a ratio of the number of shares in circulation and the number of shares outstanding of the respective company.

The formula above stipulates that the level of the Copper Miners Index changes based on the change of the prices of its Index Components taking into account their weight in the Copper Miners Index and any currency conversion in case the price of an Index Component is quoted in a currency other than U.S. dollars.

Dividends and other distributions

Any dividends or other distributions are reinvested across the entire basket of Index Components by means of the Divisor at the opening of the effective date (the so-called ex-date) of the payment of such dividend or other distribution.

Currency conversion

For intraday calculation of the Copper Miners Index, trading prices of Index Components not listed in U.S. dollars are converted using the current Intercontinental Exchange (ICE) spot foreign exchange rate. Should there be no current trading price available for an Index Component, the later of the most recent closing price or the last available trading price for the preceding trading day is used in the calculation.

For the daily index closing value calculation, closing prices of Index Components not listed in U.S. dollars are converted using the 4pm London time WM Fixing quoted by Reuters. If there is no 4pm London time WM Fixing for the relevant Index Calculation Day, the last available 4pm London time WM Fixing will be used for the index closing value calculation.

Index Maintenance

Ordinary Adjustments

The composition of the Copper Miners Index is reviewed on each Selection Day. Solactive will publish any changes made to the Index Components with sufficient notice before the relevant Adjustment Day.

Extraordinary Adjustments

If a company included in the Copper Miners Index is removed from the Copper Miners Index between two Adjustment Days due to an extraordinary event, if necessary, the Index Committee will designate a successor. The Copper Miners Index will be adjusted that same day. This will be announced by Solactive after the close of business on the day on which the new composition of the Copper Miners Index is determined by the Index Committee.

Corporate Actions

Solactive will consider various corporate actions that result in an adjustment to the Copper Miners Index between two regular adjustments. Such corporate actions have a material impact on the price, weighting or overall integrity of Index Components. Therefore, they need to be accounted for in the calculation of the Copper Miners Index. Corporate actions will be implemented from the cum-day to the ex-day of the corporate action, so that the adjustment to the Copper Miners Index coincides with the occurrence of the price effect of the respective corporate action.

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Solactive considers the following, but not conclusive, list of corporate actions as relevant for Index Maintenance: cash distributions, stock distributions, stock distributions of another company, share splits, reverse splits, capital increases, share repurchases, spin-offs, mergers & acquisitions, delistings, nationalization of a company and insolvency.

Index Oversight

A committee composed of staff from Solactive (the “Index Committee”) is responsible for decisions regarding any amendments to the rules of the Copper Miners Index.  Any amendment to these rules must be submitted to the Index Committee for prior approval and will be made in compliance with Solactive’s methodology policy.  The methodology of the Copper Miners Index is subject to regular review, at least annually.  In case a need of a change of the methodology has been identified within such review, this change will be made in accordance with Solactive’s methodology policy.

PS-17 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the Global X Copper Miners ETF